Exhibit 100.5

NICE inContact Wins Contact Center Infrastructure and Interactive
Voice Response CRM Service Leaders Awards

NICE inContact customer MoneyGram wins Service Elite award for their deployment of CXone

Salt Lake City, April 25, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that the company has won for the second year in a row the Contact Center Infrastructure award, as well as the Interactive Voice Response award from CRM magazine. NICE inContact customer MoneyGram has been named one of only three winners of CRM’s Service Elite awards, a category within the CRM Service Leaders Awards, for their deployment of NICE inContact CXone to streamline customer service processes for a global audience.

NICE inContact was selected as the winner in the following categories:

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Contact Center Infrastructure: For the second consecutive year, NICE inContact “far outpaced all competitors” as the winner. NICE inContact was recognized as the “complete picture”, with a total score of 4.3 and top scores in depth of functionality (4.4), company direction (4.2), and customer satisfaction (4.2).

Sheila McGee-Smith, founder and president of McGee-Smith Analytics, stated, “With market-leading contact center and workforce optimization portfolios and a stable executive team, the world is NICE inContact’s oyster. They continue to deliver, not just promise, AI capabilities across their portfolio.”

Paul Stockford, President and Chief Analyst of Saddletree Research, noted that with “an excellent strategic vision matched by solid execution and demonstrated leadership,” NICE inContact truly is “a hard act to follow.”

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Interactive Voice Response: NICE inContact took the top spot by earning high scores for company direction and depth of functionality, as well as customer satisfaction. By standing out as the category leader in cost, NICE inContact also secured the winning title for Interactive Voice Response.

“In our overly-saturated, CX-driven economy, emphasis on a complete contact center infrastructure and consistency is pivotal to delivering a customer service experience that doesn’t just meet the mark, but exceeds it,” said Paul Jarman, CEO of NICE inContact. “The success of our customers like MoneyGram speaks to the innovation and quality deployments of our market-leading CXone cloud customer experience platform. CRM magazine’s recognition of NICE inContact across several categories solidifies the value of exceptional customer service delivered with each and every interaction.”

“Brand consistency is a high priority for us to deliver excellent customer experiences. Before NICE inContact CXone, MoneyGram had more than 30 IVR applications, no two of which sounded the same,” said Doug Klees, Head of Global Customer Care at MoneyGram. “With NICE inContact we consolidated three IVR applications, allowing us to act efficiently as well as deliver a better experience for our global customer base. In addition, we reduced average handle time by 30%. This recognition from CRM Magazine highlights the real customer service results MoneyGram has seen from deploying CXone.”

NICE inContact and MoneyGram took the top spot in each category after receiving the highest scores in the editors' survey of leading industry analysts and consultants, who gave their impressions on company direction, customer satisfaction and overall cost.

NICE inContact CXone is the leading cloud customer experience platform. CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.